Sanofi pasteur Begins Shipping ADACEL™ Vaccine in the U.S.
for Combined Protection against Tetanus, Diphtheria, and Pertussis

First and Only Booster in the U.S. for Protection against Pertussis from Adolescence through Adulthood

Swiftwater, Pa., and Lyon, France – July 25, 2005 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group (EUROTEXT: SAN), (NYSE: SNY), announces the availability of ADACEL™ (Tetanus Toxoid, Reduced Diphtheria Toxoid and Acellular Pertussis Vaccine Adsorbed) in the U.S. for protection against tetanus, diphtheria, and pertussis from adolescence through adulthood. ADACEL vaccine is the first booster to address pertussis--or whooping cough--protection across a wide range of ages (11 through 64 years) and the first and only such booster licensed for adults in the U.S. It was licensed by the U.S. Food and Drug Administration (FDA) on June 10, 2005. It has been a licensed product in Canada and Germany.

ADACEL vaccine should be administered as a single, 0.5 mL dose by intramuscular injection. It is sold in packages of ten, single-dose vials.

At its June meeting, the Advisory Committee on Immunization Practices (ACIP) to the Centers for Disease Control and Prevention (CDC) voted to recommend that adolescents 11 and 12 years of age be given a tetanus-diphtheria-pertussis booster (Tdap) in place of the tetanus-diphtheria (Td) booster currently given to adolescents. The committee also recommended that Tdap be given to adolescents 13 through 18 who missed the 11 to 12 year dose of Td, and adolescents 11 to 18 who have already been vaccinated with Td are encouraged to receive a dose of Tdap to further protect against pertussis. The ACIP received additional background information on adult Tdap immunization and will consider adult recommendations at its October meeting.

Background on Pertussis
The number of reported cases of pertussis continues to rise across the United States, raising concern in the public health and medical communities. Pertussis immunity from early childhood vaccinations wears off, leaving adults and adolescents susceptible to the disease, which they can then transmit to others. At particular risk are newborns who have not yet been fully vaccinated against pertussis1, are more vulnerable to severe pertussis, and face the possibility of serious complications and even death. Over the last decade, 80% of pertussis deaths have occurred in infants under six months of age.2

Adults often are the source of pertussis for infants and young children. A 2004 study sponsored by the U.S. Centers for Disease Control and Prevention (CDC) reported that in cases where the source of the disease was identifiable, adults were responsible for over half of pertussis cases in infants, with parents the source for 47 percent and grandparents for 8 percent of cases.3 Health-care workers are of special concern for acquiring and transmitting the disease because of their exposure to both infected and susceptible individuals.

A Growing Threat
Data from the CDC indicate that pertussis case reports for 2004 are the highest number since 1959. Reports of pertussis have increased most dramatically among adolescents and adults.4

Pertussis also has a financial impact on the family. One study found that the average medical costs for an infant with pertussis was more than $2,800, while parents lost an average of six days of work to care for an ill child. This loss of productivity cost families an average of $767.5 Another study, published in 2004, found that the majority of adults missed an average of 9.8 days of work due to their disease, while adolescents missed an average of 5.5 days of school.6

For full prescribing information, see the ADACEL vaccine package insert at www.vaccineplace.com.

Investor Relations Department	1/2
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

About sanofi-aventis
The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold 950 million doses of vaccine in 2004, making it possible to protect more than 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com.

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

[Note to Editors: Prescribing information and Fact Sheets about ADACEL vaccine and pertussis are available upon request and at www.vaccineshoppe.com and www.sanofipasteur.com.]

REFERENCES

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1 Centers for Disease Control and Prevention (CDC). Outbreaks of Pertussis Associated with Hospitals –Kentucky, Pennsylvania, and Oregon, 2003. MMWR. 2004;54(3):67-71.
2 Vitek CR, Pascual FR, Baugham, AL, Murphy TV. Increase in deaths from pertussis from young infants in the United States in the 1990s, Pediar Infect Dis J. 2003:22:628:634-636.
3 Bisgard KM, et al. Infant Pertussis: Who Was the Source? Pediar Infect Dis J.. 2004;23(11):985-989.
4 CDC. Division of Bacterial and Mycotic Diseases. Pertussis Disease Information. Available at: http://www.cdc.gov/incidod/dbmd/diseaseinfo/pertussis_t.htm. Accessed April 8, 2005.
5 Lee HL, Pichichero ME. Costs of Illness Due to Bordetella Pertussis in Families. Arch Fam Med. 2000;9:989-996.
6 Lee GM, et al. Societal Costs and Morbidity of Pertussis in Adolescents and Adults. Clin Infect Dis. 2004;39(11):1572-1580.

Investor Relations Department	2/2
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com